8/29

05010855

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beonomics Limited

*CURRENT ADDRESS

PROCESSED
SEP 01 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34682 FISCAL YEAR 6-30-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/31/05

Bionomics Limited

RECEIVED
2005 AUG 29 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 August 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
AUG 29 2005
WASH. D.C. 198 SECTION

ARLS
6-30-05

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

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Corporate Governance Statement

Bionomics Limited (the Company) and the Board are committed to achieving and applying a high standard of corporate governance taking into consideration the Company's size and the industry in which the Company operates. A review of the Company's corporate governance was completed during calendar year 2003 in light of the 'best practice' recommendations released by the Australian Stock Exchange (ASX) Corporate Governance Council (ASX CGC guidelines) in March 2003. Pursuant to the guidance provided by the ASX, as a smaller company, Bionomics is progressively adopting the ASX corporate governance framework and undertaking reviews of its key business risks over a three year period that commenced on 1 July 2003, in line with its business situation and capabilities. The timetable setting out that adoption and review process was announced to our shareholders at our 2003 Annual General Meeting (AGM) and is available on our website.

The Company's framework is consistent with the ASX CGC guidelines and some operational changes have been made as a result of both the review process to date and other recent governance developments.

Key developments to the Company's governance arrangements formalised in the course of 2004-2005 and arrangements previously in place include the following:

- Cash management policy
- ASX announcements policy
- Occupational Health and Safety committee processes
- Employee and director share trading policies
- Audit and Compliance Committee Charter
- Communications policy
- Chief Executive Officer and Managing Director and Chief Financial Officer sign off on financial statements and risk management assessment
- Information systems risk management review
- Intellectual property risk management review
- Non-executive director independence guidelines
- Independent decision making policy for directors
- Board Charter
- Director letter of appointment
- Statement of Board and director competencies
- Human resources policies review
- Remuneration policy
- Compensation Committee Charter

The relationship and division of responsibilities between the Board and senior management are critical to the Company's long-term success. The directors are responsible to the shareholders for the performance of the Company in both the short and the longer term and for seeking an appropriate balance between sometimes competing objectives in determining the best interests of the Company. Their focus is to enhance the interests of shareholders and to ensure the Company is properly governed.

Day to day management of the Company's affairs, including the implementation of its approved strategy and policy initiatives, is delegated by the Board to the Chief Executive Officer and Managing Director and executives, except for matters expressly required by law to be approved by the Board. This delegation process has been formalised by the documentation of responsibilities between the Chairman and the Chief Executive Officer and Managing Director and incorporated into the Board's charter.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

THE BOARD OF DIRECTORS

The Board of Directors (the Board) operates in accordance with the broad principles now formally set out in its charter (Board Charter) that is available from the corporate governance section of the Company website at www.bionomics.com.au. The Board Charter details the Board's composition and responsibilities and was approved at the August 2004 Board meeting.

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Corporate Governance Statement

The Board Charter (inter alia) states:

- the Bionomics' Board will at all times recognise its overriding responsibility to act honestly, fairly, diligently, and in accordance with the law in fulfilling its primary responsibility of looking after the interests of Bionomics' shareholders. These interests are well served by also taking into consideration the interests of other stakeholders such as employees and affiliated institutions.
- the Board is to be comprised of both executive and non-executive directors with a majority of non-executive directors.
- in recognition of the importance of independent views and the Board's role in supervising the activities of management, the majority of the Board must be independent of management and all directors are required to bring independent judgement to bear in their Board decision making.
- the Board shall undertake an annual Board performance evaluation to identify any improvements necessary for both its operations and the Board Charter.

Responsibilities of the Board
The responsibilities of the Board include:

- approving the strategic direction, objectives and annual financial budget of Bionomics and monitoring the implementation of those strategies and achievement of those objectives and budget.
- monitoring compliance with regulatory requirements and ethical standards.
- appointing, and reviewing the performance of the Chief Executive Officer and Managing Director and of the performance of the Chief Executive Officer's direct reports in achieving corporate goals.
- approving announcements to shareholders and the ASX.
- approving significant third party agreements.
- issuing shares, options, equity instruments or other securities.
- developing Bionomics' corporate governance procedures, systems of risk management and internal compliance and control, codes of conduct (including human resources policies), and legal compliance.
- approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestures.
- assessing the composition of the Board and reviewing its processes and performance.

Board Members
Details of the members of the Board, their experience, expertise, qualifications, term of office and independent status are set out in the Directors' Report under the heading 'Information on Directors'. At the date of signing the Directors' Report there were five non-executive directors (including the Chairman), four of whom are deemed independent under the principles set out below, and one executive director.

The Board seeks to ensure that, cognisant of the state of development of Bionomics as a company:

- at any point in time, its membership as a group has expertise in areas of current and future importance to the Company as it grows.
- the size of the Board is conducive to effective discussion and efficient decision-making.

Directors' Independence
The Board has adopted specific principles in relation to directors' independence. These state that to be deemed independent, a director must be one who is independent of management and free of any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgement.

Issues relating to an assessment of the independence of a director will be determined by reference to the guidance provided by the ASX CGC guidelines. The Board shall determine the thresholds of materiality from the perspective of both the Company and its directors in determining whether a director maintains his or her independence of mind.

As Dr George Jessup has an interest in Start-up Australia Ventures Pty Limited, who are a substantial holder of Bionomics shares, he is not defined as an independent director.

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Corporate Governance Statement

Non-Executive Directors
The five non-executive directors meet at least three times per year, in scheduled sessions without the presence of management, to discuss the operation of the Board and a range of other matters.

Term of Office
The Company's Constitution specifies that all non-executive directors must retire from office no later than the third AGM following their last election.

Role of the Chairman and Chief Executive Officer and Managing Director
The Chairman is responsible for leading the Board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board's relationship with the Company's senior executives.

The Chief Executive Officer and Managing Director is responsible for implementing the Company strategies and policies.

Commitment
Typically ten Board meetings and an additional corporate strategy review are held each year. At least two Board meetings and the strategy review are face to face meetings. Other meetings of the Board occur with some Board members attending via phone.

The number of meetings of the Company's Board of directors and of each Board committee held during the year ended 30 June 2005, and the number of meetings attended by each director is disclosed in the Directors' Report under the heading 'Meetings of Directors'.

It is the Company's practice to allow its executive director to accept appointments outside the Company with prior written approval of the Board.

Conflict of Interests
All Board members are required as a continuing obligation to immediately notify the Board in writing of any actual or potential conflicts of interest or any circumstance that may affect a Board member's level of independence.

Independent Professional Advice
Directors may seek independent professional advice, at the expense of the Company, on any matter connected with the discharge of their responsibilities. Prior written approval of the Chairman is required, but this will not be unreasonably withheld. Copies of this advice will be made available to, and for the benefit of, all Board members at the discretion of the Chairman.

Performance Assessment
In line with the timetables setting out the adoption of the ASX CGC guidelines, prior to the completion of the June 2006 Annual Report, the Board will undertake an annual self assessment comparing its performance with the requirements of the Board Charter. In this process, the Chairman will meet directors individually to assess how Board performance may be improved.

CORPORATE REPORTING
For each of the half year and full year results, the Chief Executive Officer and Managing Director and Chief Financial Officer are required to make the following certifications to the Board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and are in accordance with relevant accounting standards.
- that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control are operating efficiently and effectively in all material respects.

The Company first adopted this reporting structure from the half year ended 31 December 2003.

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Corporate Governance Statement

BOARD COMMITTEES

The Board has established two committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Current committees of the Board are the Compensation and the Audit and Compliance Committees. Each committee is comprised entirely of non-executive directors.

All matters determined by committees are submitted to the full Board as recommendations for final Board decision. Minutes of committee meetings are tabled at a subsequent Board meeting. Additional requirements for specific reporting by the committees to the Board are addressed in the charter of the individual committee.

There is no formal nomination committee for the Company. Nominations for the Board are considered by the full Board as part of normal business reviewed by the Board at its regular meetings.

Under the Board Charter, in the event that the Board believes a new director should be appointed, the Board shall review the range of skills, experience and expertise currently existing on the Board in relation to areas of current and future importance to the Company as it grows. Candidates are assessed against this review of needs and, where appropriate, advice is sought from independent search consultants.

Where the Board appoints a suitable candidate that person must stand for election at the next AGM of the Company.

Notices of meeting for the election of directors comply with the ASX CGC guidelines.

New directors will be provided with a letter of appointment setting out the Company's expectations, their responsibilities, rights and the terms and conditions of their appointment.

Compensation Committee

The Compensation Committee consists of the following non-executive directors:

- Dr George Jessup (Chairman) *(appointed 3 August 2005)*
- Dr Christopher Henney
- Dr Peter Jonson *(appointed 11 November 2004)*
- Mr Fraser Ainsworth *(resigned 11 November 2004)*

Details of these directors' attendance at Compensation Committee meetings are set out in the Directors' Report.

The Compensation Committee advises the Board on remuneration and incentive policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors and non-executive directors.

Each member of the senior executive team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. A formal establishment of annual objectives and subsequent evaluation of performance including a half-year review is conducted by the Chief Executive Officer and Managing Director with all senior executives who report directly to that position.

Further information on directors' and executives' remuneration is set out in the Directors' Report and note 22 to the financial statements.

The Compensation Committee has responsibility for reviewing any transactions between the Company and the directors, or any interest associated with the directors, to ensure the structure and the terms of the transaction is in compliance with the *Corporations Act 2001* and is appropriately disclosed.

Audit and Compliance Committee

The Audit and Compliance Committee consists of the following non-executive directors:

- Mr Peter Maddern (Chairman)
- Dr Peter Jonson *(appointed 11 November 2004)*

82-34682

Corporate Governance Statement

- Dr George Morstyn
- Mr Fraser Ainsworth *(resigned 11 November 2004)*

Details of these directors' qualifications and attendance at Audit and Compliance Committee meetings are set out in the Directors' Report.

The Audit and Compliance Committee as a group possesses both relevant financial qualifications and experience and an understanding, based on appropriate experience, of the biotech industry in which the Company operates.

The Audit and Compliance Committee has its own charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate. This charter is available on the Company website. The main responsibilities of the Committee are to:

- review, assess and recommend to the Board the annual financial report and the half-year financial report.
- assist the Board in fulfilling its oversight responsibilities through reviewing:
  - the financial reporting process,
  - the system of internal control and management of financial risks,
  - the audit process; and,
  - the Company's process for monitoring compliance with laws and regulations.

Included in these responsibilities, the Audit and Compliance Committee:

- reviews the external auditors' proposed audit scope and approach and their performance.
- makes recommendations to the Board regarding the re-appointment of the external auditors.
- considers the independence of the external auditors including the range of non-audit related services provided by the external auditors to the Company.

In fulfilling its responsibilities, the Audit and Compliance Committee:

- receives regular reports from management and external auditors.
- meets with external auditors at least twice a year or more frequently if necessary.
- reviews whether management is adopting systems and processes sufficient for a company of Bionomics' size and stage of development.
- reviews any significant disagreements between the external auditors and management, irrespective of whether they have been resolved.
- meets separately with external auditors at least twice a year without the presence of management.
- provides external auditors with a clear line of direct communication at any time to either the Chairman of the Audit and Compliance Committee or the Chairman of the Board.

The Audit and Compliance Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party and to obtain external legal or other professional advice.

EXTERNAL AUDITORS

The Board's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually by the Audit and Compliance Committee which also makes recommendations to the Board about the appointment of audit services for subsequent periods, taking into consideration assessment of performance, existing value and costs. PricewaterhouseCoopers were appointed as the external auditors in 1996 and a new engagement partner was introduced for the year ended 30 June 2005. From 30 June 2006, PricewaterhouseCoopers policy will be to rotate engagement partners every five years.

An analysis of fees paid to the external auditors, including a breakdown of fees for non-audit services, is provided in note 22 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to both the Audit and Compliance Committee and the Board.

Corporate Governance Statement

The external auditor is requested to attend the AGM and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

RISK ASSESSMENT AND RISK MANAGEMENT

The Board, through the Audit and Compliance Committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. In summary, Company policies are designed to ensure significant strategic, operational, legal, reputational and financial risks are identified, assessed, and effectively monitored and managed in a manner sufficient for a company of Bionomics' size and stage of development to enable achievement of the Company's business strategy and objectives.

The Company's risk management policies are managed by the executive management team and are reviewed by the Audit and Compliance Committee according to a timetable of assessment and review proposed by that Committee and approved by the Board.

ENVIRONMENTAL AND OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT POLICIES

The Company recognises the importance of occupational health and safety (OH&S) and is committed to the highest levels of performance. To help meet this objective, policies have been established to facilitate the systematic identification of OH&S issues and to ensure they are managed in a structured manner. This system allows the Company to:

- monitor its compliance with all relevant legislation; and
- encourage employees to actively participate in the management of OH&S issues.

The Company is in full compliance with all necessary environmental and other licensing requirements required for its research facility in Thebarton, South Australia and for Neurofit SAS (Neurofit) in France.

CODE OF CONDUCT

In its Board Charter, the Board has recognised its overriding responsibility to act honestly, fairly, diligently, and in accordance with the law in fulfilling its primary responsibility of looking after the interests of Bionomics' shareholders. The Board believes that the interests of shareholders are best served by also taking into account the interests of other stakeholders such as Bionomics' employees and individuals engaged in Bionomics' directed research at Bionomics' affiliated institutions.

The Board will work to promote and maintain an environment within Bionomics that establishes these principles as basic guidelines for all of its employees.

During 2005-2006 Bionomics will formalise a code of business conduct and ethics. A number of policies that relate to business conduct are already in place including harassment prevention and share trading.

Copies of the share trading policies for directors and for employees are available on the Company's website.

CONTINUOUS DISCLOSURE AND SHAREHOLDER COMMUNICATION

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Company that a reasonable person would expect to have a material effect on the price of the Company's securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at AGMs. These policies and procedures are available on the Company's website.

The Chief Executive Officer and Managing Director has been nominated as the person responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All announcements disclosed to the ASX are posted on the Company's website as soon as practical after disclosure to the ASX. Procedures have also been established for reviewing whether any price sensitive

82-34682

information has been inadvertently disclosed, and if so, this information is also immediately released to the market.

All shareholders receive a copy of the Company's annual report. In addition, the Company seeks to provide opportunities for shareholders to participate through electronic means. Recent initiatives to facilitate this include making all Company announcements, details of Company meetings, press releases for the last three years, and financial reports available on the Company's website along with transcripts to the Chairman's and Chief Executive Officer and Managing Director's addresses to the Company's AGMs.

The website also includes a feedback and information request mechanism for investors and shareholders via the Contact Us page of the website.

AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

Information relating to the impact of AIFRS is set out in note 1(s) to the financial statements.

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Directors' Report

Your directors present their report on the consolidated entity consisting of Bionomics Limited (the Company) and the entities it controlled at the end of, or during, the financial year ended 30 June 2005.

Directors
The following persons were directors of Bionomics Limited during the whole of the financial year and up to the date of this report:

- Dr Deborah Rathjen, Chief Executive Officer and Managing Director
- Dr Christopher Henney, Non-Executive Director
- Mr Peter Maddern, Non-Executive Director
- Dr George Morstyn, Non-Executive Director

Dr Peter Jonson was appointed as a non-executive director and Chairman on 11 November 2004 and continues in office at the date of this report.

Dr George Jessup was appointed a non-executive director on 1 July 2005 and continues in office at the date of this report.

Mr Fraser Ainsworth was a non-executive director and Chairman from the beginning of the financial year until his resignation on 11 November 2004.

Principal Activities
The principal continuing activities of the consolidated entity during the financial year were:

(a) to undertake drug discovery utilising the Company's proprietary technology platforms with the aim of developing clinical drug candidates.
(b) to investigate, develop and license gene-based diagnostic product opportunities.
(c) to identify strategic alliances and project opportunities capable of enhancing the competitive advantage of the Company within the biotechnology industry.

The following significant change in the nature of the activities of the consolidated entity occurred during the year:

(a) during the year the consolidated entity purchased the business activities of Neurofit. Neurofit specialises in performing preclinical research for pharmaceutical and biotechnology companies and evaluating central nervous system (CNS) active compounds.

Operating Results
The operating loss of the consolidated entity for the year ended 30 June 2005 amounted to $4,632,314 in line with expectations and $1,057,732 more than the loss incurred in the prior year of $3,574,582.

Dividends
The directors do not propose to make any recommendation for dividends for the current financial year.

Review of Operations
Expansion and Consolidation to Form a Fully Integrated Drug Discovery and Development Company
From its beginnings as a genomics company Bionomics has built and enhanced its platform capabilities to rapidly validate drug targets and discover new treatments for serious medical conditions. In line with the Company's plans Bionomics has now undergone its most significant transformation and is now a fully integrated drug discovery and development company. This transformation has occurred through both internal developments, where we have allocated resources to fast-track epilepsy and anxiety drug discovery, and acquisition. This year Bionomics made two acquisitions to deliver a robust pipeline of potential therapeutic candidates for the treatment of cancer, anxiety, epilepsy and multiple sclerosis and to round off the Company's drug discovery and preclinical development expertise.

The acquisition of Strasbourg, France-based Neurofit strengthens Bionomics' skill set in preclinical testing of CNS drugs, whilst the acquisition of Melbourne-based Iliad Chemicals Pty Limited approved by shareholders on 27 June 2005 and completed on 1 July 2005, brings to Bionomics in-house expertise in chemistry, a proprietary chemistry platform MultiCore®, and two new drug development programs – one in

Directors' Report

multiple sclerosis and the other in cancer. We are now integrating both businesses with the aim of having a compound in the clinic in 2007.

These acquisitions are part of Bionomics' strategy which aims to build a substantial company as measured by market capitalisation which is well regarded by its peers and by analysts for the depth of its clinical and preclinical pipeline of new compounds to treat serious medical conditions.

Cancer Drug Discovery

Bionomics' cancer drug discovery and development expertise is in targeting cancer blood vessels, both established blood vessels as well as the formation of new blood vessels. The Company's most advanced development program targets the existing blood vessels of cancer. There are 4 key advantages to the vascular targeting approach to cancer treatment - it has the prospect of having less toxicity since the drug does not target normal tissue and less drug is need to target blood vessels, there is a cascading effect on the cancer as the targeted blood vessels have many branches supplying the cancer, there is a decreased chance of drug resistance since the target blood vessels are not mutating and are unlikely to develop resistance, and, the approach is likely to be effective against a wide range of cancer types. The compounds now under development by Bionomics are potent inhibitors of tubulin and bind at a site known to target tumour blood vessels. The compounds were identified using MultiCore® technology and position Bionomics at a new inflection point for value creation. Pre-clinical studies have demonstrated efficacy in an animal model of cancer and acceptable pharmacokinetics. In 2005-2006 the Company will rapidly move this exciting program towards clinical development.

In parallel to this program against existing blood vessels Bionomics is also targeting angiogenesis which is the physiological process of formation of new blood vessels. Recent clinical successes in cancer have intensified commercial interest in this area. Bionomics has an extensive intellectual property base in angiogenesis covering over 160 novel genes involved in the process.

A promising gene involved in angiogenesis identified by Bionomics is BNO69. The role of BNO69 as a target for inhibiting angiogenesis is now well established and animal studies have shown that molecules which silence BNO69 have a profound inhibitory effect on breast cancer growth. Bionomics is looking for partnering opportunities to continue to develop the potential of this discovery.

Bionomics work in cancer drug discovery is supported by both R&D Start and Biotechnology Innovation Fund grants.

CNS Drug Discovery

Bionomics' epilepsy and anxiety drug discovery program focuses on the development of drugs that act on the GABA-A receptor, which plays an important role in both conditions. In collaboration with The Walter and Eliza Hall Institute, Bionomics has developed a number of promising compounds from this program. Its most advanced compounds for anxiety have been shown to reduce anxiety levels in mice without increasing sedative side effects. These indications are important because sedation is an unwanted side effect of many drugs currently used to treat anxiety. Additional funding has been made available to Bionomics for this program under the federal government's R&D Start grant scheme for an extended period. The original $2.87 million grant to 30 June 2005 was boosted to $3.73 million with funding now available to 30 June 2007.

In its multiple sclerosis program Bionomics is selecting specific inhibitors of a potassium ion channel, Kv1.3, found on inflammatory T lymphocytes which are responsible for the degradation of the myelin sheath which surrounds and protects nerve cells. Work at Iliad Chemicals Pty Limited, in association with The Walter and Eliza Hall Institute, prior to its acquisition by Bionomics has resulted in the identification of compounds able to suppress the function of T cells which cause nerve damage in multiple sclerosis with a high degree of specificity and potency. During 2005-2006 Bionomics will further develop the compounds with testing which utilises components of Bionomics proprietary ionX® platform for CNS drug screening.

Diagnostic Commercialisation

Diagnostics and biomarkers are examples of how work done by Bionomics has already led to commercialisation opportunities. Bionomics strategy is to out-license diagnostic applications of its research in order to generate near term revenues and because the long term potential is less than that offered by the successful development of therapeutics. During the 2004-2005 financial year the Company secured licensing agreements for the first gene-based diagnostic tests developed by Bionomics with US-based diagnostic company Athena Diagnostics and Australian company Genetic Technologies Limited (GTG). These agreements followed the completion of a landmark study involving over 200 patients with severe epilepsy. The gene-based test, which was developed by Bionomics in collaboration with researchers based at the University of Melbourne and at the Adelaide Women's and Children's Hospital, is for Severe Myoclonic Epilepsy of Infancy (SMEI). Until the test was developed by Bionomics there had been no genetic test available to clinicians to allow them to distinguish SMEI from less serious forms of epilepsy. Early diagnosis should reduce the cost associated with current diagnostic procedures for SMEI and will enable doctors to implement appropriate treatment strategies which it is hoped will reduce the high mortality rate associated with SMEI. Under the agreements with Athena Diagnostics and GTG, Bionomics received upfront payments on signing and royalty payments on sales achieved by the licensees. It is particularly pleasing to report that the test is now available in North America through Athena Diagnostics.

In addition to the test for SMEI, Bionomics is pursuing the commercialisation of gene-based tests for benign forms of epilepsy which occur in the first year of life. These tests form the basis of the benign seizures panel which detects benign familial neonatal seizures (BFNS), benign familial infantile seizures (BFIS) and benign familial neonatal infantile seizures (BFNIS). These three seizure syndromes have overlapping clinical features that in the absence of a gene-based test masked their accurate diagnosis. In addition to providing an accurate diagnosis, the benign seizures panel developed by Bionomics enables proper management of the affected patient and avoids over-investigation and over-treatment of the patient.

From our studies in the cancer area (see above) another opportunity for a diagnostic may emerge from the detection of BNO69 in breast cancer specimens.

Outlook

Bionomics has created a robust pipeline of therapeutic candidates for the treatment of cancer, anxiety and multiple sclerosis. Our objective for our cancer program in 2005-2006 will be to rapidly progress the cancer vascular targeting agents through to clinical candidate selection. We will also engage with regulatory authorities and cancer clinicians to develop the required clinical studies which will support commercialisation of this innovative approach to cancer treatment. In CNS drug discovery our objectives are to select lead compounds for further development of treatments for multiple sclerosis and anxiety. The Company is well placed to deliver on these objectives having assembled a talented and committed team dedicated to maximising the outcomes from the Company's research for the benefit of shareholders and patients.

Earnings Per Share

	2005 Cents Consolidated	**2004 Cents Consolidated**
Basic earnings per share	**(7.2)**	(7.4)
Alternative earnings per share	**(4.5)**	(5.2)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all options on issue at 30 June 2005 be converted to ordinary shares.

The basic and alternative earnings per share amounts have been calculated using the 'Total change in equity other than those resulting from transactions with owners as owners' figure in the statements of financial performance.

Significant Changes in the State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

	2005 $
An increase in contributed equity of $6,636,482 (from $26,155,308 to $32,791,790) as a result of:	
Issue of 454,582 fully paid ordinary shares @ 22 cents each re the Equity Line Finance Agreement	100,000
Issue of 237,671 fully paid ordinary shares @ 22 cents each to non-executive directors in lieu of cash	52,288

Directors' Report

Issue of 1,821,918 fully paid ordinary shares @ 23 cents each to Neuro3d as part purchase price for the business of Neurofit	419,041
Share placement of 47,092,592 fully paid ordinary shares @ 13.5 cents each and issuance of 31,395,063 22 cent listed options, expiring 31 January 2009, attached to the placement shares. Two options were granted for every three ordinary shares issued in the placement.	6,357,500
Conversion of 72 listed options @ 50 cents per option	36
Gross funds raised by share issues and conversion of listed options	**6,928,865**
Less transaction costs arising on share and listed option issues	292,383
Net increase in share capital	**6,636,482**

Net cash received from the increase in contributed equity amounting to $6,065,153 will be used to continue to fund existing project activities including the projects acquired with Iliad Chemicals Pty Limited.

Matters Subsequent to the End of the Financial Year
After balance date, on 1 July 2005, the parent entity completed a successful acquisition of Iliad Chemicals Pty Limited. The purchase of all the issued shares in the company was satisfied by the issue of 40,909,091 ordinary shares.

Except for this item discussed above, no other matters or circumstances have arisen since 30 June 2005 that have significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the consolidated entity's state of affairs in future financial years.

Likely Developments and Expected Results of Operations
The consolidated entity will continue to undertake drug discovery and will seek to commercialise the outcomes of its research and development in the form of diagnostic products and drugs for the treatment of disease. Further details on likely developments and expected results of operations are outlined in the front section of the 2004-2005 Annual Report.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because further disclosure would not be in the consolidated entity's best interests.

Environmental Regulation
The consolidated entity is subject to environmental regulation and other licenses in respect of its research facilities in Thebarton, South Australia and for Neurofit in France. The consolidated entity is subject to regular inspections and audits by responsible State and Federal authorities. The consolidated entity was in compliance with all the necessary environmental regulations throughout 2004-2005 and no related issues have arisen since the end of the financial year to the date of this report.

INFORMATION ON DIRECTORS

Dr Peter Jonson BComm (Hons), MA (Hons), PhD, FA, FASSA *Chairman – non-executive.* Age 59
Experience and Expertise
Director of three public companies (listed below) and also active in facilitating the turning of science and technology into businesses. Former central banker (1972 – 1988), then Director and Chief Executive Officer of two major private sector financial institutions (1989 – 1999). Since 1999 professional director and economist.

Current Directorships (in addition to Bionomics Limited)
Director of Village Roadshow Ltd (since 2001), Pro Medicus Ltd (since 2000), Australian Aerospace and Defence Innovations Ltd (since 2005) and Sequoia Capital Management Pty Ltd (since 2000), and is

Chairman of the Australian Institute for Commercialisation (since 2002) and the Federal Government's CRC Committee (since 2005).

Former Directorships in Last Three Years
None.

Special Responsibilities
Chairman of the Board.
Member of Audit and Compliance Committee.
Member of Compensation Committee.

Interests in Shares and Options
130,000 ordinary shares in Bionomics Limited.
1,000,000 unlisted options over ordinary shares in Bionomics Limited.

Dr Deborah Rathjen BSc (Hons), PhD *Chief Executive Officer and Managing Director.* Age 47
Experience and Expertise
Chief Executive Officer and Managing Director for five years. Former General Manager of Business Development and Licensing at Peptech Limited. Member of the Federal Government's Australian Biotechnology Advisory Council, Prime Minister's Science Engineering and Innovation Council and Industry Research and Development Board.

Current Directorship (in addition to Bionomics Limited)
None.

Former Directorships in Last Three Years
None.

Special Responsibilities
Chief Executive Officer and Managing Director.

Interests in Shares and Options
244,759 ordinary shares in Bionomics Limited.
114,022 listed options over ordinary shares in Bionomics Limited.
2,275,000 unlisted options over ordinary shares in Bionomics Limited.

Dr Christopher Henney PhD, DSc *Non-Executive Director.* Age 64
Experience and Expertise
Non-Executive Director for seven years. Co-founder, director and executive officer of Immunex Corporation, ICOS Corporation and Dendreon Corporation all US listed companies.

Current Directorships (in additional to Bionomics Limited)
Chairman of Xcyte Therapies Inc, Chairman of Structural GenomiX Inc and director of Biomira Corporation and Anthera Pharmaceuticals, Inc.

Former Directorships in Last Three Years
Dendreon Corporation, Techne Corporation and Sonus Pharmaceuticals, Inc.

Special Responsibilities
Member of Compensation Committee

Interests in Shares and Options
348,687 ordinary shares in Bionomics Limited.
500,000 unlisted options over ordinary shares in Bionomics Limited.

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Dr George Jessup MB, BS, MBiomedEng, MBA *Non-Executive Director.* Age 47
Experience and Expertise
Non-Executive Director appointed 1 July 2005. Active venture capital investor (since 1994). Co-founder and Managing Director of Start-up Australia (since 1997). Previously Global Medical Director of a division of a large US-based pharmaceutical company, and held a number of clinical positions in Australian teaching hospitals.

Current Directorships (in addition to Bionomics Limited)
Director of EvoGenix Limited (since 2001) and Start-up Australia Ventures Pty Limited (since 2001).
Director of a number of other privately held companies.

Former Directorships in Last Three Years
Iliad Chemicals Pty Limited.

Special Responsibilities
Chairman of Compensation Committee

Interests in Shares and Options
1,726,048 ordinary shares in Bionomics Limited (held by entities that Dr Jessup controls).
494,000 listed options over ordinary shares in Bionomics Limited (held by an entity Dr Jessup controls).
42,588,077 ordinary shares in Bionomics Limited (held by Start-up Australia Ventures Pty Limited of which Dr Jessup has an interest).
9,382,716 listed options over ordinary shares in Bionomics Limited (held by Start-up Australia Ventures Pty Limited of which Dr Jessup has an interest).

Mr Peter Maddern MM (Kellogg), LLB, BEc *Non-Executive Director.* Age 45
Experience and Expertise
Non-Executive Director for six years. Founder of Bionomics Limited and formerly Executive Director of Bionomics for three years. Owns and manages his own intellectual property commercialisation company.

Current Directorships (in addition to Bionomics Limited)
Director of Australian Orthopaedic Innovations Ltd (since 2000), Palmerston Projects Pty Ltd (since 2000) and Lync Software Pty Ltd (since 2005).

Former Directorships in Last Three Years
None.

Special Responsibilities
Chairman of Audit and Compliance Committee.

Interests in Shares and Options
558,767 ordinary shares in Bionomics Limited.
500,000 unlisted options over ordinary shares in Bionomics Limited.

Dr George Morstyn MB BS, PhD, FRACP *Non-Executive Director.* Age 54
Experience and Expertise
Non-Executive Director for four years. Former Senior Vice President of Development and Chief Medical Officer of Amgen Inc. Previously Head of the Clinical Program at the Ludwig Institute for Cancer Research (Melbourne Tumour Biology Branch) and Director of Medical Oncology at the Austin Hospital.

Current Directorships (in addition to Bionomics Limited)
Director of Cancer Trials Australia (since 2003), Glycoz Pty Ltd (since 2004) Proacta (since 2005) and The Royal Women's Hospital (since 2004).

Former Directorships in Last Three Years
None.

Directors' Report

Special Responsibilities
Member of Audit and Compliance Committee.

Interests in Shares and Options
1,000,244 ordinary shares in Bionomics Limited.
277,477 listed options over ordinary shares in Bionomics Limited.
700,000 unlisted options over ordinary shares in Bionomics Limited.

Company Secretary
The company secretary is Ms Jill Mashado, BComm. Ms Mashado was appointed to the position of company secretary in March 2001. Before joining Bionomics she held a similar position with Kinsmen Pty Ltd, a property management and development company. Ms Mashado is a member of the Golden Key National Honour Society and an Affiliate member of Chartered Secretaries Australia.

Meetings of Directors
The numbers of meetings of the Company's Board and of each Board committee held during the year ended 30 June 2005, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of non-executive directors		Meetings of committees			
					Audit and Compliance		Compensation	
	A	B	A	B	A	B	A	B
Dr Peter Jonson	10	10	1	1	3	3	2	2
Dr Deborah Rathjen	13	13	*	*	**	**	**	**1
Dr Christopher Henney	13	12	4	4	**	**	3	3
Mr Peter Maddern	13	12	4	3	5	5	**	**
Dr George Morstyn	13	13	4	4	5	5	**	**
Mr Fraser Ainsworth	5	5	4	4	3	3	1	1

A = Number of meetings held during the time the director held office or was a member of the committee during the year and was entitled to attend.
B = Number of meetings attended.
* = Not a non-executive director.
** = Not a member of the relevant committee, may attend by invitation.

Retirement, Election and Continuation in Office of Directors
Dr Peter Jonson was appointed as both Chairman and non-executive director on 11 November 2004 to fill the vacancy caused by the retirement of Mr Fraser Ainsworth. In accordance with clause 44.3 of the Constitution, Dr Peter Jonson retires as a non-executive director at the annual general meeting and, being eligible, offers himself for re-election.

Dr George Jessup was appointed as a non-executive director on 1 July 2005. In accordance with clause 44.3 of the Constitution, Dr George Jessup retires as a non-executive director at the annual general meeting and, being eligible, offers himself for re-election.

Mr Peter Maddern is the director retiring by rotation in accordance with clause 46 of the Constitution who, being eligible, offers himself for re-election.

Mr Fraser Ainsworth retired as both Chairman and non-executive director on 11 November 2004 and did not offer himself for re-election.

Remuneration Report
Information relating to the remuneration of directors and executives is set out in note 21 to the financial statements.

Loans to Directors and Executives
There were no loans to any directors or executives during the financial year ended 30 June 2005.

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Directors' Report

Shares and Share Options Granted to Directors and the Executives of the Company

Shares and options over unissued ordinary shares of Bionomics granted during or since the end of the financial year to any of the directors or the executives of the Company as part of their remuneration were as follows:

	Grant or issue date	Shares issued+	Grant or issue date	Options granted++
Directors				
Dr Peter Jonson			21 January 2005	1,000,000
Dr Deborah Rathjen			11 August 2004	75,000
Dr Christopher Henney	11 November 2004	62,121	11 September 2004	500,000
Mr Peter Maddern	11 November 2004	77,273	11 September 2004	500,000
Dr George Morstyn	11 November 2004	62,121	11 September 2004	500,000
Mr Fraser Ainsworth	11 November 2004	36,156	11 September 2004	200,000
Executives				
Dr Gabriel Kremmidiotis, *Vice President Cancer Research*			20 December 2004 28 June 2005	20,000 5,000
Mrs Jill Mashado, *Chief Financial Officer and Company Secretary*			20 December 2004 28 June 2005	50,000 5,000
Mr Francis Placanica, *Vice President Legal Affairs and Intellectual Property*			20 December 2004 28 June 2005	20,000 5,000
Dr Alex Szabo, *Vice President Business Development*			28 June 2005	5,000
Mr Lee Craker, *Former Chief Financial Officer*			20 December 2004	30,000

\+ Shares issued to directors were in lieu of a proportion of directors' fees approved by shareholders at the Company's 2004 AGM.

++ Options to all directors were issued following shareholder approval at a relevant AGM (11 November 2004) or EGM (27 June 2005).
Options to all executives were granted pursuant to performance reviews.

Shares Under Option

Information relating to shares under option is set out in note 17 to the financial statements.

Shares Issued on the Exercise of Options

No ordinary shares of Bionomics were issued during the year ended 30 June 2005 on the exercise of options granted under the Bionomics ESOP.

Insurance of Officers

During the financial year, Bionomics paid a premium to insure the directors and officers (D&O) of the Company. Under the terms of this policy the premium paid by the Company is not permitted to be disclosed.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the D&O in their capacity as D&O of the Company, and any other payments arising from liabilities incurred by the D&O in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the D&O or the improper use by the D&O of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-Audit Services

The Company may decide to employ the external auditor on assignments additional to their statutory audit duties where the external auditor's expertise and experience with the consolidated entity are important.

Details of the amounts paid to the external auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out in note 22 to the financial statements.

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Directors' Report

The Board has considered the position and, in accordance with the advice received from the Audit and Compliance Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for external auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the external auditor, as set out in note 22 to the financial statements, did not compromise the external auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit and Compliance Committee to ensure they do not impact the impartiality and objectivity of the external auditor.
- none of the services undermine the general principles relating to auditor independence as set out in The Institute of Chartered Accountants in Australia and CPA Australia Professional Statement F1, including reviewing or auditing the external auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

External Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001.*

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 17.

This report is made in accordance with a resolution of the directors.

P Jonson

Deborah J

Peter Jonson
Chairman
Adelaide
19 August 2005

Deborah Rathjen
Chief Executive Officer and Managing Director

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone +61 8 8218 7489
Direct Fax +61 8 8218 7869

Auditors' Independence Declaration

As lead auditor for the audit of Bionomics Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Bionomics Limited and the entities it controlled during the period.

DR Clark
Partner
PricewaterhouseCoopers

Adelaide
19 August 2005

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Statements of Financial Performance
for the year ended 30 June 2005

	Note	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
Revenue from ordinary activities	3	**3,173,362**	1,982,994	**2,958,814**	1,982,994
Borrowing costs expense		**317,639**	317,669	**317,639**	317,669
Depreciation and amortisation expenses		**520,390**	517,773	**474,582**	517,773
Employee and director benefits expenses		**1,267,056**	859,147	**1,010,602**	859,147
Legal expenses		**158,970**	107,236	**155,071**	107,236
Research and development expenses		**4,457,955**	3,107,534	**4,457,955**	3,107,534
Shareholder and investor communications expenses		**141,333**	72,844	**141,333**	72,844
Travel expenses		**289,303**	155,448	**185,952**	155,448
Foreign Currency Loss		**0**	0	**266,055**	0
Other expenses from ordinary activities		**653,030**	419,925	**495,338**	419,925
Loss from ordinary activities before related income tax expense	4	**(4,632,314)**	(3,574,582)	**(4,545,713)**	(3,574,582)
Income tax expense	5	**0**	0	**0**	0
Loss from ordinary activities after related income tax expense		**(4,632,314)**	(3,574,582)	**(4,545,713)**	(3,574,582)
Total changes in equity other than those resulting from transactions with owners as owners		**(4,632,314)**	(3,574,582)	**(4,545,713)**	(3,574,582)

	Note	Consolidated Cents	Consolidated Cents	Parent entity Cents	Parent entity Cents
Basic earnings per share	28	**(7.2)**	(7.4)	**(7.0)**	(7.4)
Alternative earnings per share	28	**(4.5)**	(5.2)	**(4.4)**	(5.2)

The above statements of financial performance should be read in conjunction with the accompanying notes.

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Statements of Financial Position
as at 30 June 2005

	Note	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
CURRENT ASSETS					
Cash assets	6	**9,005,079**	8,703,415	**8,529,889**	8,703,415
Receivables	7	**141,108**	135,363	**71,311**	135,363
Inventories	8	**31,069**	0	**0**	0
Other assets	9	**261,229**	131,927	**212,935**	131,927
TOTAL CURRENT ASSETS		**9,438,485**	8,970,705	**8,814,135**	8,970,705
NON-CURRENT ASSETS					
Receivables	7	**0**	0	**2,656,500**	0
Financial assets	10	**0**	0	**66,736**	0
Property, plant and equipment	11	**5,654,426**	5,976,729	**5,541,264**	5,976,729
Intangible assets	12	**1,956,682**	14,178	**0**	14,178
TOTAL NON-CURRENT ASSETS		**7,611,108**	5,990,907	**8,264,500**	5,990,907
TOTAL ASSETS		**17,049,593**	14,961,612	**17,078,635**	14,961,612
CURRENT LIABILITIES					
Payables	13	**1,007,797**	524,166	**784,494**	524,166
Interest bearing liabilities	14	**358,175**	508,400	**358,175**	508,400
Provisions	15	**255,389**	146,933	**206,965**	146,933
Other	16	**413,874**	225,622	**372,021**	225,622
TOTAL CURRENT LIABILITIES		**2,035,235**	1,405,121	**1,721,655**	1,405,121
NON-CURRENT LIABILITIES					
Payables	13	**0**	50,000	**0**	50,000
Interest bearing liabilities	14	**4,287,800**	4,575,600	**4,287,800**	4,575,600
Provisions	15	**47,520**	0	**47,520**	0
TOTAL NON-CURRENT LIABILITIES		**4,335,320**	4,625,600	**4,335,320**	4,625,600
TOTAL LIABILITIES		**6,370,555**	6,030,721	**6,056,975**	6,030,721
NET ASSETS		**10,679,038**	8,930,891	**11,021,660**	8,930,891
SHAREHOLDERS' EQUITY					
Contributed equity	17	**32,791,790**	26,155,308	**32,791,790**	26,155,308
Reserves	18	**(256,021)**	0	**0**	0
Accumulated losses	19	**(21,856,731)**	(17,224,417)	**(21,770,130)**	(17,224,417)
TOTAL SHAREHOLDERS' EQUITY		**10,679,038**	8,930,891	**11,021,660**	8,930,891

The above statements of financial position should be read in conjunction with the accompanying notes.

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Statements of Cash Flows
for the year ended 30 June 2005

	Note	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
Cash flows from operating activities					
Grants received		**1,818,319**	1,453,872	**1,818,319**	1,453,872
Rent received		**135,195**	119,283	**135,195**	119,283
Receipts from customers		**1,207,782**	68,259	**834,418**	68,259
Goods and Services Tax collected from customers		**275,500**	162,683	**275,500**	162,683
Payments to suppliers and employees		**(6,581,642)**	(4,633,184)	**(6,105,586)**	(4,633,184)
Goods and Services Tax paid to suppliers		**(857,986)**	(260,113)	**(857,986)**	(260,113)
Goods and Services Tax refund received from ATO		**623,607**	50,411	**623,607**	50,411
		(3,379,225)	(3,038,789)	**(3,276,533)**	(3,038,789)
Interest received		**367,234**	286,980	**367,234**	286,980
Borrowing costs		**(321,024)**	(231,840)	**(321,024)**	(231,840)
Net cash (outflow) from operating activities	**26**	**(3,333,015)**	(2,983,649)	**(3,230,323)**	(2,983,649)
Cash flows from investing activities					
Payment for purchase of subsidiary		**(87,520)**	0	**(120,817)**	0
Payments for the purchase of intangibles		**(2,107,379)**	0	**0**	0
Proceeds from sale of plant and equipment		**0**	87,000	**0**	87,000
Payments for purchases of property, plant & equipment		**(426,274)**	(214,138)	**(296,112)**	(214,138)
Loan to wholly owned subsidiary		**0**	0	**(2,926,557)**	0
Net cash (outflow) from investing activities		**(2,621,173)**	(127,138)	**(3,343,486)**	(127,138)
Cash flows from financing activities					
Repayment of borrowings		**(83,912)**	0	**(83,912)**	0
Proceeds from share issues		**6,776,577**	6,270,078	**6,776,577**	6,270,078
Share issue expenses		**(292,382)**	(526,362)	**(292,382)**	(526,362)
Net cash inflow from financing activities		**6,400,283**	5,743,716	**6,400,283**	5,743,716
Net increase/(decrease) in cash held		**446,095**	2,632,929	**(173,526)**	2,632,929
Cash at the beginning of the financial year		**8,703,415**	6,070,486	**8,703,415**	6,070,486
Effect of exchange rate changes on the balances of cash held in foreign currency		**(144,431)**	0	**0**	0
Cash at the end of the financial year	**6**	**9,005,079**	8,703,415	**8,529,889**	8,703,415
Non-cash financing activities	**27**				

The above statements of cash flows should be read in conjunction with the accompanying notes.

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Notes to the Financial Statements
for the year ended 30 June 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*, including the Australian Securities and Investments Commission guidelines to valuing share options in annual directors' reports released on 18 June 2004.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates that are expected to apply when those timing differences reverse.

(b) Revenue Recognition

Licensing fees, rent revenue and interest income are recognised upon being earnt as opposed to received.

Grant revenue is recognised when Bionomics has incurred the eligible grant expenditure.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

(d) Inventories

Raw materials and stores are stated at the lower of cost and net realisable value.

(e) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The directors have taken reasonable steps to ensure that property, plant and equipment are not carried at amounts that are in excess of their recoverable amounts at balance date.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the operating result before income tax in the year of disposal.

The depreciation rates for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Administrative plant and equipment	20-40%
Scientific plant and equipment	20-40%
Leasehold improvements	10-20%
Land	0%
Building	2.50%
Building components	3-20%

(f) Research and Development

Costs incurred on research and development have been charged as expenses as incurred.

(g) Revaluations of Non-Current Assets

The land and building were recorded at estimated final cost at 30 June 2004. This figure has been adjusted to reflect the actual final cost of the land and building. A valuation for the land and building will be

Notes to the Financial Statements
for the year ended 30 June 2005

determined by an independent valuer once every three years and disclosed in the financial report as long as they continue to be carried at cost in the financial statements.

(h) **Intangible Assets**

Licences

Significant costs associated with licences are deferred and amortised on a straight line basis over five years, the period of their expected benefit.

Goodwill

Goodwill is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

(i) **Employee Entitlements**

Liabilities for wages and salaries, including non-monetary benefits and annual leave in respect of employees' services up to the reporting date and expected to be settled within 12 months of the reporting date are recognised in liabilities and are measured at the amounts expected to be paid when the liabilities are settled.

The liability for long service leave is recognised in the provision for employee benefits in respect of services provided by employees up to the reporting date and measured as the present value of expected future payments to be made.

Contributions are made to employee superannuation funds and are charged as expenses when incurred. These contributions are made to external superannuation funds and are not defined benefits programs. Consequently there is no exposure to market movements on employee superannuation liabilities or entitlements.

As at 30 June 2005, the consolidated entity had 37 employees (2004 – 24). This figure excludes persons engaged under service contract agreements with affiliated research institutes and persons engaged under a consultancy agreement.

Bionomics Limited Employee Share Option Plan

The Bionomics Limited Employee Share Option Plan (the Bionomics ESOP) was approved by the Board and Shareholders in 2002. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than six months or a director of the Company.

Options are granted under the plan for no consideration.

Sign-On Options

Sign-on options are exercisable over a five year period with the first tranche becoming exercisable on the first anniversary of the date of acceptance of the invitation to participate in the plan. The employees' entitlements to the options are vested (ie they are not conditional on future employment) as soon as they become exercisable.

Bonus Options

Bonus options are exercisable from the date of issue.

When exercisable, each option is convertible into one ordinary share.

The exercise price of an option is based on the weighted average closing price at which the Company's shares are traded on the ASX during the seven trading days immediately preceding the date of an invitation.

No accounting entries are made in relation to the Bionomics ESOP until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as Contributed Equity. The amounts disclosed for remuneration of directors and executives in note 21 include the independently assessed fair values of options at the date they were granted.

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Summaries of options granted under the plan are set out in note 17(c) Share options.

(j) **Equity-based Compensation Benefits to Directors**
The non-executive directors of Bionomics receive approximately one third of their directors' fees in shares. The Board uses a weighted average share price to calculate the number of shares to be issued, calculated by reference to the price at which the Company's shares traded in the first two months of the current financial year.

(k) **Cash**
For the purpose of the statements of cash flows, cash includes cash on hand and in bank accounts and deposits with banks with less than 14 days to maturity, net of bank overdrafts.

(l) **Trade and Other Creditors**
These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and generally paid within 30 days of recognition.

(m) **Interest Bearing Liabilities**
Loans are carried at their principal amount and interest is accrued over the period it becomes due.

(n) **Borrowing Costs**
Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

Borrowing costs include interest on short-term and long-term borrowings.

(o) **Earnings per Share**

(i) ***Basic earnings per share***
Basic earnings per share are determined by dividing net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) ***Alternative earnings per share***
Alternative earnings per share adjust the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to potential ordinary shares.

(p) **Basis of Consolidation**
The consolidated financial statements comprise the financial statements of Bionomics Limited ("the Company") and its subsidiaries as at 30 June 2005.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies where possible.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is obtained and cease to be consolidated from the date on which control ceases.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the Company has control.

Neurofit has been included in the consolidated financial statements using the purchase method of accounting, which measures the acquiree's assets and liabilities at their fair value at acquisition date. Accordingly, the consolidated financial statements include the results of Neurofit for the period from its

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acquisition on 1 March 2005. The purchase consideration has been allocated to the assets and liabilities on the basis of fair value at the date of acquisition.

(q) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Goodwill is brought to account on the basis described in note 1(h).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing the recorded amounts of the non-monetary assets acquired to zero, a discount balance remains it is recognised as revenue in the statements of financial performance.

(r) Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the date of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

The assets and liabilities of the overseas controlled entity, which is self-sustaining, are translated at year end rates and operating results are translated at the rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

(s) Australian Equivalents to International Financial Reporting Standards (AIFRS)

Bionomics Limited is currently in the process of transitioning its accounting policies and financial report from current Australian Generally Accepted Accounting Principles (AGAAP) to Australian equivalents to International Financial Reporting Standards (AIFRS) which will be applicable for the half year ending 31 December 2005 and the year ended 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings at 1 July 2004.

The Chief Financial Officer (CFO) was given the responsibility to manage the transition and gather all the required financial information necessary for the transition. The CFO has carried out an initial impact assessment to isolate the key areas that will be impacted by the transition to AIFRS, and has identified a number of accounting policy changes that will be required to be reported to the Audit and Compliance Committee. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. Some of these choices are still being analysed to determine the most appropriate accounting policy for the consolidated entity.

Major changes identified to date that will be required to the consolidated entity's existing accounting policies are set out below. No material impacts are expected in relation to the statements of cash flows.

Notes to the Financial Statements
for the year ended 30 June 2005

(i) ***Income tax***

Under the new AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statements of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

While the implementation of AASB 112 may result in additional tax balances being recognised in the balance sheet of the financial statements of the parent entity and the consolidated entity, there is not expected to be any net impact on the profit and loss for the period as carried forward tax losses are not currently recognised.

(ii) ***Intangible assets***

Goodwill

Under the new AASB 3 *Business Combinations*, amortisation of goodwill will be prohibited and will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise and not exceeding 20 years.

If the policy required by AASB 3 had been applied during the year ended 30 June 2005, consolidated goodwill at 30 June 2005 would have been $33,245 higher and consolidated amortisation expense for the year ended 30 June 2005 would have been $33,245. There would have been no impact on the parent entity's financial statements.

Other intangible assets

Furthermore the introduction of this standard will require the revisiting of the Neurofit acquisition and the possible separate recognition of intangible asset amounts currently recorded within the goodwill balance. These intangible asset amounts may not have indefinite useful lives and therefore might be subject to an amortisation charge.

(iii) ***Equity-based compensation benefits***

Under the new AASB 2 *Share-based Payments*, the consolidated entity is required to recognise an expense for those options that were issued under the Bionomics' Employee Share Option Plan (ESOP) after 7 November 2002 but that had not vested by 1 January 2005.

This will result in a change to the current accounting policy under which no expense is recognised for option-based compensation. If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated and parent entity employee benefits expense and accumulated losses at 30 June 2005 would have been higher, with a corresponding increase in the share-based payment reserve. The calculation of the expense under the valuation principles established in AASB 2 is yet to be finalised.

(iv) ***Financial instruments***

The group will be taking advantage of the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 Financial Instruments: *Recognition and Measurement* only from 1 July 2005. This allows the group to apply previous Australian generally accepted accounting principles (Australian GAAP) to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

Under AASB 132 *Financial Instruments: Disclosure and Presentation*, the current classification of financial instruments issued by entities in the consolidated entity is not expected to change.

Notes to the Financial Statements
for the year ended 30 June 2005

Under the new AASB 139 *Financial Instruments: Recognition and Measurement*, loans and receivables and financial liabilities classifications will remain unchanged. Measurement of these instruments will initially be at fair value with subsequent measurement at amortised cost, using the effective interest rate method.

This will result in a change to the current accounting policy, under which financial assets are carried at the lower of cost and recoverable amount, with changes recognised in profit or loss.

The consolidated entity or parent entity currently does not have any foreign exchange contracts or other hedging instruments.

(v) Revenue disclosures in relation to the sale of non-current assets

Under AIFRS, the revenue recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the current AGAAP treatment under which the gross proceeds from the sale are recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on the profit or loss of this difference is nil.

(vi) Reclassification of other income

Under AIFRS foreign exchange gains and government grants are classified as other income. This is in contrast to the current AGAAP treatment under which these items are classified as revenue.

(vii) Impairment of assets

AASB 136 *Impairment of Assets,* requires that an entity assess at each balance date whether there are any indications that an asset may be impaired. The entity should estimate the recoverable amount of the asset if any such indications exist. The impairment test for assets under AASB 136 is based on the concept that an assets carrying value should not be greater than the recoverable amount, which is the higher of its 'value in use' and its selling value. The value in use is determined by discounting the future cash flows expected to be realised from the asset's continuing use. The estimated future cash flows should reflect amounts to be realised from the asset's continuing use. The estimated future cash flows should reflect management's best estimate of the economic conditions that will exist over the asset's remaining life. An impairment loss should be recognised if the recoverable amount is less than the asset's carrying value.

If the policy required by AASB 136 had been applied during the year ended 30 June 2005, no impairment write downs in the financial statements of the parent entity or the consolidated entity would be expected.

(viii) Foreign currency translation reserve; cumulative transition differences

On the initial application of AIFRS, the consolidated entity may elect to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards,* relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve of the consolidated entity will be deemed to be zero at the date of transition to AIFRS.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to AIFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to AIFRS on the Company's and consolidated entity's financial position and reported results.

(t) Carrying Value of Investment in Neurofit

During the year ended 30 June 2005 the consolidated entity acquired the business of Neurofit. During the period ended 30 June 2005, Neurofit incurred a loss which has been included in the loss of the consolidated entity to 30 June 2005.

Given anticipated revenue and the value of the services of Neurofit to the business of the consolidated entity, no right-down in the carrying value of the Company's investment in Neurofit or the receivable in the Company's statement of financial position from Neurofit at 30 June 2005 is deemed necessary.

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

NOTE 5: INCOME TAX	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
(a) The prima facie tax on operating loss is reconciled to the income tax provided in the financial statements as follows:				
Prima facie tax benefit on operating results at 30%	**(1,389,694)**	(1,072,375)	**(1,363,714)**	(1,072,375)
Tax effect of permanent differences:				
- Research and development expenditure	**(1,713)**	(28,424)	**(1,713)**	(28,424)
- Research and development incremental deduction	**(97,132)**	0	**(97,132)**	0
- Amortisation of Capital Raising Costs	**(61,402)**	(43,738)	**(61,402)**	(43,738)
- Other non-allowable items	**1,311**	908	**1,311**	908
Income tax adjusted for permanent differences	**(1,548,630)**	(1,143,629)	**(1,522,650)**	(1,143,629)
Under/(Over) provision in prior year	**0**	0	**0**	0
Income tax benefit not recognised	**(1,548,630)**	(1,143,629)	**(1,522,650)**	(1,143,629)
Income tax expense	**0**	0	**0**	0
(b) The directors estimate that the potential future income tax benefit not brought to account in respect of tax losses is:	**7,179,914**	5,883,210	**7,153,934**	5,883,210

This benefit for tax losses will only be obtained if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit from the deductions for the losses to be realised, and

(ii) the Company continues to comply with the conditions of deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for tax losses.

NOTE 6: CASH ASSETS	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to items in the statements of financial position as follows:				
Cash at bank and on hand	**2,266,222**	141,482	**1,791,032**	141,482
Deposits at call	**6,738,857**	8,561,933	**6,738,857**	8,561,933
	9,005,079	8,703,415	**8,529,889**	8,703,415

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

NOTE 7: RECEIVABLES	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
Current				
Trade debtors	**51,697**	0	**12,367**	0
Provision for doubtful debts	**0**	0	**0**	0
	51,697	0	**12,367**	0
Other debtors	**89,411**	135,363	**58,944**	135,363
	141,108	135,363	**71,311**	135,363
Non-Current				
Amounts receivable from wholly owned subsidiary	**0**	0	**2,656,500**	0
NOTE 8: INVENTORIES				
Raw material – at cost	**31,069**	0	**0**	0
NOTE 9: OTHER ASSETS				
Current				
Prepayments	**252,385**	75,662	**204,091**	75,662
Accrued interest	**8,844**	56,265	**8,844**	56,265
	261,229	131,927	**212,935**	131,927
NOTE 10: FINANCIAL ASSETS				
Shares in controlled entities – at cost	**0**	0	**66,736**	0
NOTE 11: PROPERTY, PLANT AND EQUIPMENT				
Non-Current				
Administrative plant and equipment – at cost	**312,273**	196,603	**189,210**	196,603
Accumulated depreciation	**102,010**	88,330	**92,109**	88,330
	210,263	108,273	**97,101**	108,273
Scientific plant and equipment – at cost	**1,709,016**	1,428,665	**1,709,016**	1,428,665
Accumulated depreciation	**1,277,533**	1,064,528	**1,277,533**	1,064,528
	431,483	364,137	**431,483**	364,137
Building – at cost	**5,631,190**	5,899,560	**5,631,190**	5,899,560
Accumulated depreciation	**743,510**	520,241	**743,510**	520,241
	4,887,680	5,379,319	**4,887,680**	5,379,319
Land – at cost	**125,000**	125,000	**125,000**	125,000
Total property, plant and equipment	**7,777,479**	7,649,828	**7,654,416**	7,649,828
Total accumulated depreciation	**2,123,053**	1,673,099	**2,113,152**	1,673,099
Total property, plant and equipment	**5,654,426**	5,976,729	**5,541,264**	5,976,729

The land and building were recorded as non-current assets in March 2002 with the building recorded at estimated final cost and the land at actual cost. During the 2004-05 financial year the actual cost of the building was determined by the Land Management Corporation. As a result, both the land and building are now recorded as non-current assets at actual final cost. The estimated cost of the land and building was $6,024,560 and the actual cost is $5,756,190. The liability to the Land Management Corporation has also reduced by the same amount of $268,370.

On 14 April 2005, Bionomics received a valuation report from Savills (SA) Pty Limited. The valuation was sought to provide the current market value for asset reporting purposes on the basis of "Fair Market Value" of the premises pursuant to AASB 1041. Savills (SA) Pty Limited has valued the premises at $6.3 million. Bionomics will continue to carry the land and building at actual final cost.

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

Non-Current Assets Pledged as Security
Refer to note 14 for information on non-current assets pledged as security by the Company.

Reconciliations
Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

Consolidated	Administrative plant & equipment	Scientific plant & equipment	Land and building	Total
	$	$	$	$
Carrying amount at 1 July 2004	108,273	364,137	5,504,319	5,976,729
Additions	132,743	285,770	0	418,513
Disposals	(1,989)	(151)	0	(2,140)
Depreciation (note 4)	(29,297)	(218,273)	(223,269)	(470,839)
Foreign currency exchange differences	533	0	0	533
Cost adjustment	0	0	(268,370)	(268,370)
Carrying amount at 30 June 2005	210,263	431,483	5,012,680	5,654,426

Parent Entity	Administrative plant & equipment	Scientific plant & equipment	Land and building	Total
	$	$	$	$
Carrying amount at 1 July 2004	108,273	364,137	5,504,319	5,976,729
Additions	9,680	285,770	0	295,450
Disposals	(1,989)	(151)	0	(2,140)
Depreciation (note 4)	(18,863)	(218,273)	(223,269)	(460,405)
Cost adjustment	0	0	(268,370)	(268,370)
Carrying amount at 30 June 2005	97,101	431,483	5,012,680	5,541,264

NOTE 12: INTANGIBLE ASSETS	Consolidated 2005	Consolidated 2004	Parent entity 2005	Parent entity 2004
	$	$	$	$
Non-Current				
Licences – at cost	**213,754**	212,666	**212,666**	212,666
Accumulated amortisation	**212,986**	198,488	**212,666**	198,488
	768	14,178	**0**	14,178
Goodwill – at cost	**1,989,159**	0	**0**	0
Accumulated amortisation	**33,245**	0	**0**	0
	1,955,914	0	**0**	0
	1,956,682	14,178	**0**	14,178

NOTE 13: PAYABLES	Consolidated 2005	Consolidated 2004	Parent entity 2005	Parent entity 2004
Current				
Trade creditors	**957,797**	524,166	**734,494**	524,166
Loan from other parties (non-interest bearing)	**50,000**	0	**50,000**	0
	1,007,797	524,166	**784,494**	524,166
Non-Current				
Loan from other parties (non-interest bearing)	**0**	50,000	**0**	50,000

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

NOTE 14: INTEREST BEARING LIABILITIES	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
Current				
Building loan agreement	**358,175**	508,400	**358,175**	508,400
Non-Current				
Building loan agreement	**4,287,800**	4,575,600	**4,287,800**	4,575,600

The building loan agreement, which relates to and is secured by the land and building (refer note 11 to the financial statements), has interest charged on a quarterly basis. This rate is fixed for the ten year period of the loan at 6.97% per annum.

NOTE 15: PROVISIONS	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
Current				
Employee benefits	**255,389**	146,933	**206,965**	146,933
Non-Current				
Employee benefits	**47,520**	0	**47,520**	0
NOTE 16: OTHER LIABILITIES				
Accruals	**258,054**	175,979	**218,695**	175,979
Unearned income	**155,820**	49,643	**153,326**	49,643
	413,874	225,622	**372,021**	225,622

NOTE 17: CONTRIBUTED EQUITY (a) Issued and paid-up capital	Parent entity 2005 Shares	Parent entity 2004 Shares	Parent entity 2005 $	Parent entity 2004 $
Ordinary shares – fully paid	**112,901,086**	63,294,251	**32,791,790**	26,155,308

Movements in ordinary shares of the Company during the past two years were as follows:

Date	Details	Number of shares	Issue price	$
1 July 2003	**Opening balance**	43,563,376		**20,364,925**
7 November 2003	Share issue – directors' fees	137,256	$0.34	46,667
1 March 2004	Share issue – placement	6,230,000	$0.32	1,993,600
7 April 2004	Share issue – placement	6,230,000	$0.32	1,993,600
16 April 2004	Share issue – entitlements issue	7,132,946	$0.32	2,282,542
4 June 2004	Share issue – conversion of listed options	673	$0.50	336
	Less capital raising costs associated with the placement & entitlements issue			(526,362)
30 June 2004	**Closing Balance**	**63,294,251**		**26,155,308**
28 July 2004	Share issue – Equity Line Finance Agreement	454,582	$0.22	100,000
13 August 2004	Share issue – conversion of listed options	72	$0.50	36
17 November 2004	Share issue – directors' fees	237,671	$0.22	52,288
1 March 2005	Share issue – Neuro3d	1,821,918	$0.23	419,041
28 June 2005	Share issue – placement	47,092,592	$0.135	6,357,500
	Less capital raising costs associated with the placement			(292,383)
30 June 2005	**Closing Balance**	**112,901,086**		**32,791,790**

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

(b) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Share options

The Bionomics ESOP

The terms and conditions of the Bionomics ESOP are summarised in note 1(i) to the financial statements.

Grant date	Expiry date	Exercise price	Balance at start of year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
June 2002	June 2008	$0.81	371,666	0	0	25,000	346,666
	June 2009	$0.81	371,666	0	0	25,000	346,666
	June 2010	$0.81	371,667	0	0	25,000	346,667
	June 2011	$0.81	371,667	0	0	25,000	346,667
	June 2012	$0.81	371,667	0	0	25,000	346,667
February 2003	February 2009	$0.43	40,000	0	0	0	40,000
	February 2010	$0.43	10,000	0	0	0	10,000
December 2003/ January 2004	January 2009	$0.30	147,000	0	0	0	147,000
	January 2010	$0.30	15,000	0	0	10,000	5,000
	January 2011	$0.30	15,000	0	0	10,000	5,000
	January 2012	$0.30	15,000	0	0	10,000	5,000
	January 2013	$0.30	15,000	0	0	10,000	5,000
	January 2014	$0.30	15,000	0	0	10,000	5,000
March 2004	March 2010	$0.37	107,000	0	0	100,000	7,000
	March 2011	$0.37	107,000	0	0	100,000	7,000
	March 2012	$0.37	107,000	0	0	100,000	7,000
	March 2013	$0.37	107,000	0	0	100,000	7,000
	March 2014	$0.37	107,000	0	0	100,000	7,000
	March 2010	$0.38	5,000	0	0	0	5,000
	March 2011	$0.38	5,000	0	0	0	5,000
	March 2012	$0.38	5,000	0	0	0	5,000
	March 2013	$0.38	5,000	0	0	0	5,000
	March 2014	$0.38	5,000	0	0	0	5,000
August 2004	November 2009	$0.21	0	75,000	0	0	75,000
September 2004	November 2009	$0.24	0	500,000	0	0	500,000
	September 2010	$0.24	0	300,000	0	0	300,000
	September 2011	$0.24	0	300,000	0	0	300,000
	September 2012	$0.24	0	300,000	0	0	300,000
	September 2013	$0.24	0	300,000	0	0	300,000
December 2004	January 2010	$0.27	0	166,000	0	0	166,000
	December 2010	$0.27	0	14,000	0	0	14,000
	January 2011	$0.27	0	55,000	0	0	55,000
	December 2011	$0.27	0	14,000	0	0	14,000
	January 2012	$0.27	0	55,000	0	0	55,000
	December 2012	$0.27	0	14,000	0	0	14,000
	January 2013	$0.27	0	55,000	0	0	55,000
	December 2013	$0.27	0	14,000	0	0	14,000
	January 2014	$0.27	0	55,000	0	0	55,000
	December 2014	$0.27	0	14,000	0	0	14,000
	January 2015	$0.27	0	55,000	0	0	55,000
January 2005	February 2011	$0.30	0	200,000	0	0	200,000
	February 2012	$0.30	0	200,000	0	0	200,000
	February 2013	$0.30	0	200,000	0	0	200,000
	February 2014	$0.30	0	200,000	0	0	200,000

82-34682

	February 2015	$0.30	0	200,000	0	0	200,000
June 2005	January 2009	$0.22	0	135,000	0	0	135,000
			2,690,333	3,421,000	0	675,000	5,436,333

Other Unlisted Options

Grant date	Expiry date	Exercise price	Balance at start of year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
7 November 1999	7 November 2004	$0.50	300,000	0	0	300,000	0
8 November 1999	8 November 2004	$0.50	1,540,000	0	0	1,540,000	0
19 April 2000	8 June 2005	$0.65	75,000	0	0	75,000	0
21 June 2000	21 June 2005	$1.00	289,600	0	0	289,600	0
4 October 2000	19 June 2007	$1.00	340,000	0	0	0	340,000
4 October 2000	19 June 2008	$1.00	340,000	0	0	0	340,000
4 October 2000	19 June 2009	$1.00	170,000	0	0	0	170,000
4 October 2000	19 June 2009	$1.40	170,000	0	0	0	170,000
4 October 2000	19 June 2010	$1.40	680,000	0	0	0	680,000
18 June 2001	18 June 2006	$1.30	15,000	0	0	0	15,000
12 December 2001	8 August 2007	$0.95	200,000	0	0	0	200,000
12 December 2001	14 May 2008	$1.20	60,000	0	0	0	60,000
12 December 2001	14 May 2009	$1.20	40,000	0	0	0	40,000
12 December 2001	14 May 2009	$1.40	20,000	0	0	0	20,000
21 January 2002	1 January 2007	$0.79	25,000	0	0	0	25,000
3 February 2003	13 January 2008	$0.43	150,000	0	0	0	150,000
4 March 2003	4 March 2008	$0.40	301,000	0	0	0	301,000
14 July 2003	14 July 2008	$0.28	100,000	0	0	0	100,000
19 December 2003	18 January 2009	$0.30	50,000	0	0	0	50,000
31 March 2004	1 April 2009	$0.30	25,000	0	0	0	25,000
1 June 2004	1 January 2009	$0.25	150,000	0	0	0	150,000
8 February 2005	7 February 2010	$0.26	0	50,000	0	0	50,000
			5,040,600	50,000	0	2,204,600	2,886,000

	2005 number	2004 number
Options Vested at the Reporting Date	**4,891,000**	5,179,933

Listed Options
During 2003-2004 the Company issued 9,796,567 listed options. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 31 July 2007 at a fixed price of $0.50. As at 30 June 2005, 745 of these options had been exercised (2004 – 673).

During 2004-2005 the Company issued 31,530,063 listed options (135,000 of these options were issued to employees and are included in the ESOP table above). Each option is convertible into one ordinary share ranking equally with all other ordinary shares of the Company, at any time on or before 31 January 2009 at a fixed price of $0.22. As at 30 June 2005, none of these options had been exercised.

(d) Placement

On 25 May 2005, the Company announced the completion of a placement of 47,092,592 ordinary shares at an issued price of $0.135 per share.

For every three ordinary shares subscribed to in the placement, the placee also received two listed options at an exercise price of $0.22 per option. These listed options will expire 31 January 2009.

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

	Notes	Floating interest rate	Fixed interest for: One year or less	Fixed interest for: More than five years	Non-interest bearing	Total
2004						
Financial Assets						
Cash and deposits	**6**	427,960	8,270,320	0	5,135	8,703,415
Receivables and other	**7, 9**	0	0	0	267,290	267,290
		427,960	8,270,320	0	272,425	8,970,705
Weighted average interest rate		4.65%	5.34%			
Financial Liabilities						
Trade and other creditors	**13,15,16**	0	0	0	896,721	896,721
Building loan agreement	**14**	5,084,000	0	0	0	5,084,000
Other loans	**13**	0	0	0	50,000	50,000
		5,084,000	0	0	946,721	6,030,721
Weighted average interest rate		6.25%				
Net financial assets (liabilities)		(4,656,040)	8,270,320	0	(674,296)	2,939,984

Credit Risk Exposures
The credit risk on financial assets of the entity that have been recognised in the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

Reconciliation of net financial assets to net assets	**2005** **$**	**2004** **$**
Net financial assets as above	**3,036,861**	2,939,984
Non-financial assets		
Property, plant and equipment	**5,654,426**	5,976,729
Inventory	**31,069**	0
Intangibles	**1,956,682**	14,178
Net assets per statement of financial position	**10,679,038**	8,930,891

The net fair value of financial assets and liabilities of the consolidated entity approximates their carrying amounts.

NOTE 21: DIRECTOR AND EXECUTIVE DISCLOSURE
Directors
The following persons were directors of Bionomics Limited during the financial year:

Chairman
Dr Peter Jonson *(from 11 November 2004 to 30 June 2005)*
Mr Fraser Ainsworth *(from 1 July 2004 to 11 November 2004)*

Executive Directors
Dr Deborah Rathjen, Chief Executive Officer and Managing Director

Non-Executive Directors
Dr Christopher Henney
Mr Peter Maddern
Dr George Morstyn

Executives (Other Than Directors) With the Greatest Authority for Strategic Direction and Management
The following persons were the executives with greatest authority for the strategic direction and management of the Company (Specified Executives) during the financial year:

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

Name	Position
Dr Gabriel Kremmidiotis	Vice President Cancer Research
Ms Jill Mashado	Chief Financial Officer and Company Secretary *(Company Secretary for the entire financial year and Chief Financial Officer from 1 February 2005)*
Mr Francis Placanica	Vice President Legal Affairs and Intellectual Property
Dr Alex Szabo	Vice President Business Development *(from 1 February 2005)*
Mr Lee Craker	Chief Financial Officer *(from 1 July 2004 to 28 January 2005)*

Ms Jill Mashado, Mr Francis Placanica and Mr Lee Craker were Specified Executives during the year ended 30 June 2004. Dr Kremmidiotis was an employee of Bionomics Limited during the year ended 30 June 2004, and became a Specified Executive from 1 July 2004. Dr Alex Szabo commenced employment with the Company on 20 January 2005.

Remuneration of Directors and Executives

Principles Used to Determine the Nature and Amount of Remuneration

The objective of the Company's executive remuneration framework is to ensure that reward for performance is competitive and appropriate for the results delivered. The framework aligns executive rewards with achievement of strategic objectives and the creation of value for shareholders.

Executive remuneration and other terms of employment are determined by the Board having regard to performance, relevant comparative information and the Company's financial performance.

Remuneration packages are set at levels that are intended to attract and retain first class executives capable of managing the Company's operations and achieving the Company's strategic objectives.

The framework provides a mix of base cash remuneration and performance-based remuneration through the Bionomics ESOP in order to align the interests of executives with those of shareholders.

Non-Executive Directors

Fees and payments to non-executive directors reflect the demands that are made on and the responsibilities of the directors. Non-executive directors' fees were reviewed in February 2004. The Board reviewed directors' fees to ensure non-executive directors' fees were appropriate and commensurate with the Australian biotech market and within the confines of the current shareholder approved aggregate limit of $400,000 per annum.

Non-executive directors may receive share options at the time of their initial appointment to the Board or at other such times as approved by shareholders. To preserve the cash resources of the Company, all non-executive directors have opted to receive approximately one third of their remuneration in Bionomics shares, which are issued following shareholder approval at an AGM.

Directors' Fees

Non-executive directors' fees are determined within an aggregate directors' fee pool limit that is periodically recommended for approval by shareholders under the Constitution. The current aggregate non-executive directors' fee pool limit is $400,000 per annum. As a result of the February 2004 review, the Chairman and non-executive directors' fees are $82,000 per annum and $41,000 per annum respectively, inclusive of superannuation. The Chairman of the Audit and Compliance Committee, Mr Peter Maddern, receives an additional $10,000 per annum inclusive of superannuation for services relating to his Audit and Compliance Committee duties.

Any value that may be attributed to options issued to non-executive directors is not included in the shareholder approved aggregate limit of directors' fees applying from time to time.

Retirement Allowance for Directors

The Company does not provide retirement allowances for its non-executive directors.

Executive Remuneration

The executive pay and reward framework has three components:

- a cash remuneration package, including superannuation and other entitlements.
- longer-term incentives through participation in the Bionomics ESOP.

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

- in exceptional circumstances, a cash bonus may be paid.

The combination of these comprises the executive's total remuneration.

Base Remuneration
The cash remuneration package of executives is structured as a total employment cost package that may be delivered as a mix of cash and prescribed salary sacrifice benefits at the executive's discretion, inclusive of superannuation.

Remuneration levels are reviewed annually and an assessment made against market comparable roles balanced with individual executive performance and the Company's financial position. An executive's remuneration may also be reviewed on promotion. The Compensation Committee reviews the salary of the Chief Executive Officer and Managing Director and executives directly reporting to the Chief Executive Officer and Managing Director and makes recommendations to the Board. The Board approves the salary of the Chief Executive Officer and Managing Director and all executives directly reporting to the Chief Executive Officer and Managing Director.

There are no guaranteed base pay increases for senior executives.

Retirement Benefits
Retirement benefits through superannuation are paid for all Company employees in line with Australian superannuation legislative requirements to funds nominated by the individual employee. The Company does not have any on going responsibility for the individual employee superannuation and does not have in place a defined benefits plan for employees.

The Bionomics ESOP
Information on the Bionomics ESOP is set out in note 1(i) to the financial statements.

Details of Remuneration
Details of the remuneration of each director of Bionomics Limited and each of the Specified Executives (these Specified Executives are the same officers of the Company receiving the highest emoluments for the years ended 30 June 2005 and 30 June 2004) are set out in the following tables.

Details of options granted to and exercised by directors during the year ended 30 June 2005 are set out further in this note.

Directors - 2005

	Primary		Post employment	Equity		
Name	**Cash salary and fees** $	**Non-monetary benefits** $	**Superannuation** $	**Shares***	**Options** $	**Total** $
Dr Peter Jonson *(from 11 November 2004 to 30 June 2005)*	48,124	0	4,331	0	122,540	174,995
Mr Fraser Ainsworth *(from 1 July 2004 to 11 November 2004)*	14,511	0	1,306	7,954	22,900	46,671
Dr Deborah Rathjen	329,073	19,342	11,585	0	58,351	418,351
Dr Christopher Henney	27,333	0	0	13,667	64,080	105,080
Mr Peter Maddern	31,193	0	2,807	17,000	64,080	115,080
Dr George Morstyn	25,076	0	2,257	13,667	64,080	105,080
Total	475,310	19,342	22,286	52,288	396,031	965,257

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

2004

	Primary		Post employment	Equity		
Name	**Cash salary and fees $**	**Non-monetary benefits $**	**Superannuation $**	**Shares* $**	**Options $**	**Total $**
Mr Fraser Ainsworth	41,590	0	4,493	16,667	0	62,750
Dr Deborah Rathjen	270,183	18,820	11,002	0	94,275	394,280
Dr Christopher Henney	28,250	0	0	10,000	0	38,250
Mr Peter Maddern	35,711	0	3,664	10,000	0	49,375
Dr George Morstyn	26,330	0	2,820	10,000	0	39,150
Total	402,064	18,820	21,979	46,667	94,275	583,805

*Approximately one third of non-executive director's fees are paid via the issuance of shares to these directors as a direct measure to conserve cash for the Company. Issuance of these shares is subject to the approval by shareholders at an AGM.

Specified Executives - 2005

	Primary		Post employment	Equity	
Name	**Cash salary and fees $**	**Non-monetary benefits $**	**Superannuation $**	**Options** $**	**Total $**
Dr Gabriel Kremmidiotis	82,661	0	9,840	15,268	107,769
Ms Jill Mashado	129,662	0	9,993	17,906	157,561
Mr Francis Placanica	100,309	28,589	9,153	19,532	157,583
Dr Alex Szabo *(from 1 February 2005 to 30 June 2005)*	78,507	0	4,827	212	83,546
Mr Lee Craker *(from 1 July 2004 to 28 January 2005)*	98,962	19,408	6,758	3,309	128,437
Total	490,101	47,997	40,571	56,227	634,896

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

2004

	Primary		Post employment	Equity	
Name	**Cash salary and fees** $	**Non-monetary benefits** $	**Superannuation** $	**Options**** $	**Total** $
Mr Lee Craker *(from 1 August 2003 to 30 June 2004)*	134,932	22,367	9,368	11,059	177,726
Mrs Jill Mashado	82,721	0	7,478	24,424	114,623
Mr Francis Placanica	94,433	22,726	8,319	30,062	155,540
Dr Mark Varney *(from 8 October 2003 to 1 June 2004)*	84,468	10,701	7,179	0	102,348
Total	396,554	55,794	32,344	65,545	550,237

**Options are granted to directors and other executives under the Bionomics ESOP, details of which are set out in note 1(i) of the financial statements.

The amounts disclosed as remuneration relating to options above are the assessed fair values at grant date of those options allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

As such fair values are determined at grant date, the amounts disclosed are not necessarily the value of those options at balance date.

Service Agreements
Remuneration and other terms of employment for the Chief Executive Officer and the Specified Executives are formalised in service agreements. Major provisions of the agreements relating to remuneration are set out below:

Dr Deborah Rathjen, *Chief Executive Officer and Managing Director*
- term of agreement – five years commencing 19 June 2000, and extended for a further three year period to June 2008.
- total remuneration package for the year ended 30 June 2005 of $360,000 per annum, to be reviewed annually by the Compensation Committee and approved by the Board.
- payment of termination benefit on early termination by the employer without cause, varies depending on time remaining in the agreement. Maximum payable is equal to one year's salary and minimum payable is equal to six months' salary.

Dr Gabriel Kremmidiotis, *Vice President Cancer Research*
- term of agreement – open commencing 1 January 2002
- total remuneration package for the period 1 July 2004 to 31 December 2004 of $90,000 per annum and for the period 1 January 2005 to 30 June 2005 of $95,000 per annum, to be reviewed annually by the Compensation Committee and approved by the Board.
- payment of termination benefit on early termination by the employer without cause equal to one month's salary.

Ms Jill Mashado, *Chief Financial Officer and Company Secretary*
- term of agreement – open commencing 31 July 2000.
- total remuneration package for the period 1 July 2004 to 31 December 2004 of $87,612 per annum (full time equivalent salary $126,363 per annum), for the period 1 January 2005 to 31 January 2005 of $92,213 per annum (full time equivalent salary $133,000 per annum) and for the period 1 February 2005 to 30 June 2005 of $185,000 per annum, to be reviewed annually by the Compensation Committee and approved by the Board.

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

- payment of termination benefit on early termination by the employer without cause equal to three month's salary.

Mr Francis Placanica, *Vice President Legal Affairs and Intellectual Property*
- term of agreement – five years commencing 7 January 2002.
- total remuneration package for the period 1 July 2004 to 31 December 2004 of $134,550 per annum and for the period 1 January 2005 to 30 June 2005 of $141,550 per annum, to be reviewed annually by the Compensation Committee and approved by the Board.
- payment of termination benefit on early termination by the employer without cause equal to one month's salary.

Dr Alex Szabo, *Vice President Business Development (from 1 February 2005 to 30 June 2005)*
- term of agreement – open commencing 1 February 2005.
- total remuneration package for the year ended 30 June 2005 of $200,000 per annum, to be reviewed annually by the Compensation Committee and approved by the Board.
- payment of termination benefit on early termination by the employer without cause equal to three month's salary.

Mr Lee Craker, *Chief Financial Officer (from 1 July 2004 to 28 January 2005)*
- details of remuneration disclosed above.

Share-based Compensation – Options
The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
19 June 2000	19 June 2010	$1.40	$0.3098	19 June 2005
2 June 2002	2 June 2010	$0.81	$0.4488	2 June 2005
2 June 2002	2 June 2011	$0.81	$0.4671	2 June 2006
2 June 2002	2 June 2012	$0.81	$0.4834	2 June 2007
3 June 2002	3 June 2010	$0.81	$0.4365	3 June 2005
3 June 2002	3 June 2011	$0.81	$0.4546	3 June 2006
3 June 2002	3 June 2012	$0.81	$0.4707	3 June 2007
14 June 2002	14 June 2010	$0.81	$0.3753	14 June 2005
14 June 2002	14 June 2011	$0.81	$0.3924	14 June 2006
14 June 2002	14 June 2012	$0.81	$0.4078	14 June 2007
10 June 2002	10 June 2010	$0.81	$0.4057	10 June 2005
10 June 2002	10 June 2011	$0.81	$0.4235	10 June 2006
10 June 2002	10 June 2012	$0.81	$0.4390	10 June 2007
11 August 2004	14 November 2009	$0.21	$0.1070	15 November 2004
1 September 2004	14 November 2009	$0.24	$0.1145	15 November 2004
1 September 2004	5 September 2010	$0.24	$0.1224	6 September 2005
1 September 2004	5 September 2011	$0.24	$0.1292	6 September 2006
1 September 2004	5 September 2012	$0.24	$0.1349	6 September 2007
1 September 2004	5 September 2013	$0.24	$0.1398	6 September 2008
1 September 2004	29 September 2010	$0.24	$0.1224	30 September 2005
1 September 2004	29 September 2011	$0.24	$0.1292	30 September 2006
1 September 2004	29 September 2012	$0.24	$0.1349	30 September 2007
1 September 2004	29 September 2013	$0.24	$0.1398	30 September 2008
20 December 2004	17 January 2010	$0.27	$0.1103	18 January 2005
21 January 2005	17 February 2011	$0.30	$0.1098	18 February 2006
21 January 2005	17 February 2012	$0.30	$0.1171	18 February 2007
21 January 2005	17 February 2013	$0.30	$0.1234	18 February 2008
21 January 2005	17 February 2014	$0.30	$0.1289	18 February 2009
21 January 2005	17 February 2015	$0.30	$0.1335	18 February 2010
15 June 2005	31 January 2009	$0.22	$0.0424	28 June 2005

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

Options are granted under the Bionomics ESOP, details of which are set out in note 1(i) of the financial statements.

Equity instrument disclosures relating to directors and executives
Options provided as remuneration
Details of options over ordinary shares in the Company provided as remuneration to each director and each of the Specified Executives are set out below. When exercisable, each option is convertible into one ordinary share of Bionomics. Further information on the options is set out in note 17(c).

Name	Number of options granted during the year	Exercise price	Number of options vested during the year	Exercise price
Directors				
Dr Peter Jonson	1,000,000	0.30	1,000,000	0.30
Dr Deborah Rathjen	75,000	0.21	515,000	0.21 to 1.40
Dr Christopher Henney	500,000	0.24	500,000	0.24
Mr Peter Maddern	500,000	0.24	500,000	0.24
Dr George Morstyn	500,000	0.24	500,000	0.24
Mr Fraser Ainsworth	200,000	0.24	200,000	0.24
Executives				
Dr Gabriel Kremmidiotis	25,000	0.22 to 0.27	65,000	0.22 to 0.81
Mrs Jill Mashado	55,000	0.22 to 0.27	89,667	0.22 to 0.81
Mr Francis Placanica	25,000	0.22 to 0.27	75,000	0.22 to 0.81
Dr Alex Szabo	5,000	0.22	5,000	0.22
Mr Lee Craker	30,000	0.27	30,000	0.27

Option Holdings
The number of options over ordinary shares in the Company held during the financial year by each director and each of the Specified Executives are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors					
Dr Peter Jonson					
- listed	0	0	0	0	0
- unlisted	0	1,000,000	0	1,000,000	0
Dr Deborah Rathjen					
- listed	14,047	0	99,975	114,022	114,022
- unlisted	2,200,000	75,000	0	2,275,000	2,075,000
Dr Christopher Henney					
- unlisted	0	500,000	0	500,000	100,000
Mr Peter Maddern					
- unlisted	0	500,000	0	500,000	100,000
Dr George Morstyn					
- listed	30,477	0	247,000	277,477	277,477
- unlisted	200,000	500,000	0	700,000	300,000
Specified executives					
Dr Gabriel Kremmidiotis					
- unlisted	240,000	20,000	0	260,000	180,000
- listed	0	5,000	0	5,000	5,000
Mrs Jill Mashado					
- unlisted	208,333	50,000	0	258,333	189,001
- listed	0	5,000	0	5,000	5,000
Mr Francis Placanica					
- unlisted	270,000	20,000	0	290,000	190,000
- listed	0	5,000	0	5,000	5,000

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

Dr Alex Szabo - listed	0	5,000	0	5,000	5,000
Mr Lee Craker - unlisted	500,000	30,000	(500,000)	30,000	30,000

Share Holdings
The number of ordinary shares in the Company held during the financial year by each director are set out below.

Name	Balance at the start of the year	Received during the year as remuneration	Other changes during the year	Balance at the end of the year
Directors				
Dr Peter Jonson	0	0	130,000	130,000
Dr Deborah Rathjen	244,759	0	0	244,759
Dr Christopher Henney	286,566	62,121	0	348,687
Mr Peter Maddern	481,494	77,273	0	558,767
Dr George Morstyn	347,623	62,121	590,500	1,000,244

No shares were held by Specified Executives during the financial year.

Loans to Directors and Executives
There were no loans to any directors or executives during the financial year ended 30 June 2005.

Other Transactions with Directors and Specified Executives
There were no other transactions with directors or specified executives during the financial year.

	Consolidated		Parent entity	
NOTE 22: EXTERNAL AUDITORS' REMUNERATION	**2005** **$**	**2004** **$**	**2005** **$**	**2004** **$**
During the year the following services were paid to the external auditor				
Assurance Services				
1. Audit Services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**44,240**	28,139	**44,240**	28,139
Fees paid to related practices of PricewaterhouseCoopers Australian firm:	**10,848**	0	**0**	0
Total remuneration for audit services	**55,088**	28,139	**44,240**	28,139
2. Other Assurance Services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit of government research grants	**10,600**	10,000	**10,600**	10,000
Due diligence services for 27 February 2004 entitlements issue	**0**	15,249	**0**	15,249
Total remuneration for other assurance services	**10,600**	25,249	**10,600**	25,249
Total remuneration for assurance services	**65,688**	53,388	**54,840**	53,388

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

	Consolidated		Parent entity	
	2005	2004	2005	2004
	$	$	$	$
Taxation Services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Tax compliance services, including review of Company income tax returns	**19,006**	11,950	**19,006**	11,950
Total remuneration for taxation services	**19,006**	11,950	**19,006**	11,950

It is the consolidated entity's practice to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Company are important. In 2004-2005 these assignments were restricted to taxation advice and acquittal of grant expenditure.

	Consolidated		Parent entity	
NOTE 23: COMMITMENTS FOR EXPENDITURE	2005	2004	2005	2004
	$	$	$	$
Service contract commitments payable - not later than one year	**428,968**	670,000	**428,968**	670,000

Pursuant to the terms and agreements entered into by the Company with both the Women's and Children's Hospital (WCH) and the University of Melbourne (U of M) to acquire the licence for the epilepsy project from the WCH and the U of M and the breast cancer project from the WCH, the Company is liable to make further payments to the WCH and the U of M upon the achievement of certain conditions.

Pursuant to the terms and agreement entered into by the Company with Medvet Science Pty Ltd (Medvet), for the angiogenesis project, the Company is liable to make further payments to Medvet upon the achievement of certain conditions.

Due to the confidential nature of the agreements, further disclosure would not be in the Company's best interests.

	Consolidated		Parent entity	
NOTE 24: EMPLOYEE BENEFITS	2005	2004	2005	2004
	$	$	$	$
Employee benefit and related on-costs liability				
Provision for employee benefits – current (note 15)	**255,389**	146,933	**206,965**	146,933
Provision for employee benefits – non current (note 15)	**47,520**	0	**47,520**	0
Aggregate employee benefit and related on-costs liability	**302,909**	146,933	**254,485**	146,933

The Bionomics ESOP
Information relating to the Bionomics ESOP is set out in notes 1(i) and 17(c) of the financial statements.

NOTE 25: EVENTS OCCURRING AFTER REPORTING DATE
Acquisition of Iliad Chemicals Pty Limited
On 1 July 2005, the parent entity completed a successful acquisition of Iliad Chemicals Pty Limited. The purchase of all the issued shares in the company was satisfied by the issue of 40,909,091 ordinary shares.

The financial effects of the above transaction have not been brought to account at 30 June 2005. The operating results and assets and liabilities of the company will be consolidated from 1 July 2005.

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

NOTE 26: CASH FLOW INFORMATION	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
Reconciliation of operating loss after income tax to *net cash outflow from operating activities*				
Operating loss after income tax	**(4,632,314)**	(3,574,582)	**(4,545,713)**	(3,574,582)
Non-cash items in operating loss				
Depreciation and amortisation	**520,390**	517,773	**474,582**	517,773
Directors' fee (note 27)	**52,288**	46,667	**52,288**	46,667
ELF Agreement (note 27)	**100,000**	0	**100,000**	0
Net (gain)/loss on sale of non-current assets	**2,140**	(14,108)	**2,140**	(14,108)
Provision for employee entitlements	**158,586**	51,609	**107,551**	51,609
Foreign Currency Loss	**0**	0	**266,055**	0
Changes in operating assets and liabilities				
Decrease/(Increase) in debtors and accruals	**3,799**	(47,200)	**45,249**	(47,200)
Decrease/(Increase) in other operating assets	**(123,709)**	(90,049)	**(40,703)**	(90,049)
Decrease/(Increase) in inventory	**(32,744)**	0	**0**	0
Increase/(Decrease) in creditors and accruals (operating activities only)	**618,549**	126,241	**308,228**	126,241
Cash flows from operations	**(3,333,015)**	(2,983,649)	**(3,230,323)**	(2,983,649)
NOTE 27: NON-CASH FINANCING ACTIVITIES				
Directors' fees satisfied by the issue of shares	**52,288**	46,667	**52,288**	46,667
Fees relating to the Equity Line Finance Agreement satisfied by the issue of shares	**100,000**	0	**100,000**	0

NOTE 28: EARNINGS PER SHARE	Consolidated 2005 cents	Consolidated 2004 cents
Basic earnings per share	**(7.2)**	(7.4)
Alternative earnings per share	**(4.5)**	(5.2)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all options on issue at 30 June 2005 be converted to ordinary shares.

The basic and alternative earnings per share amounts have been calculated using the 'Total change in equity other than those resulting from transactions with owners as owners' figure in the statements of financial performance.

	Consolidated 2005 Number	Consolidated 2004 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as a denominator in calculating basic earnings per share	**64,823,522**	48,656,987
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	**81,096,004**	57,761,584

Changes to Shares and Potential Ordinary Shares Since Balance Date

On 1 July 2005, the parent entity issued 40,909,091 ordinary shares in relation to the acquisition of Iliad Chemicals Pty Limited.

On 6 July 2005, the parent entity issued 5,000 listed options exercisable at $0.22 to a consultant of the entity.

82-34682

Notes to the Financial Statements
for the year ended 30 June 2005

On 18 July 2005, the parent entity issued 139,451 ordinary shares to eligible employees of the entity pursuant to the Bionomics Limited Employee Share Plan.

Information Concerning the Classification of Securities
Options are considered to be potential ordinary shares and have been included in the determination of alternative earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 17(c).

NOTE 29: CONTROLLED ENTITIES
(a) Controlled Entities

	Country of Incorporation	Percentage Owned (%) 2005	2004
Parent Entity			
Bionomics Limited	Australia	0	0
Subsidiaries of Bionomics Limited:			
Neurofit SAS	France	100	0
Bionomics Inc	United States	100	100

(b) Controlled entities and businesses acquired

On 1 March 2005 the consolidated entity acquired Neurofit for a purchase consideration of $2,211,245 (euros 1,250,000). The purchase consideration comprised:

	$
Cash	1,792,204
Shares issued in Bionomics Limited	419,041
	2,211,245

82-34682

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 18 to 45 are in accordance with the *Corporations Act 2001*, including:

   (i) Complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) Giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001.*

This declaration is made in accordance with a resolution of the directors

Peter Jonson
Chairman

Deborah Rathjen
Chief Executive Officer and Managing Director

Dated this 19th day of August 2005

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Independent audit report to the members of Bionomics Limited

Audit opinion

In our opinion, the financial report of Bionomics Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Bionomics Limited and the Bionomics Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Bionomics Limited (the company) and the Bionomics Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

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PRICEWATERHOUSECOOPERS

Independent audit report to the members of Bionomics Limited (continued)

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

DR Clark

DR Clark
Partner

Adelaide
19 August 2005